Exhibit 12

                     HUMANA INC.
          RATIO OF EARNINGS TO FIXED CHARGES
For the quarters and six months ended June 30, 1996 and 1995

                              Quarter Ended        Six Months Ended
                                 June 30,              June 30,


                              1996     1995         1996      1995
Earnings:
Income (loss) before
       income taxes          $(146)   $  68       $ (65)    $  148
       Fixed charges             5        3          11          7

                            $ (141)   $  71       $ (54)    $  155


Fixed charges:
       Interest charged to
       expense              $    3    $   2       $   8     $    4
       One-third of rent
       expense                   2        1           3          3

                            $    5    $   3       $  11     $    7



Ratio of earnings to fixed
  charges                       (a)    21.5          (a)      23.5


For the purpose of determining earnings in the calculation of the ratio of earnings to fixed charges (the "Ratio"), earnings have been increased by the provision for income taxes and fixed charges. Fixed charges consist of interest expense on borrowings and one-third (the proportion deemed representative of the interest portion) of rent expense.

(a) Exclusive of the special charges of $200 million before income taxes, the ratio of earnings to fixed charges for the quarter and six months ended June 30, 1996, would have been 12.3 and 13.2, respectively.